EXHIBIT 99.1

Asia Pacific Wire & Cable Corporation Ltd. Reports Second Quarter 2019 Financial Results

TAIPEI, Taiwan, Aug. 28, 2019 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ: APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced the Company's financial results for the six months ended June 30, 2019. Unless otherwise indicated, all data are reported in US Dollars at the exchange rate prevailing on the date of the event or result reported.

First Six Months 2019 Financial Results (Ended June 30, 2019)

	First 6 Months 2019	First 6 Months 2018	CHANGE
Revenues	$160.6 million	$217.3 million	(26.1)%
Gross Profit	$9.2 million	$19.2 million	(52.4)%
Operating (Loss) Profit	$(3.5) million	$6.8 million	(151.3)%
Net (Loss) Income	$(1.7) million	$1.8 million	(193.2)%
EPS(1)	$(0.12)	$0.13	(192.3)%

(1)The calculation of the earnings per share is based on 13,819,669 and 13,819,669 basic and diluted weighted average common shares issued and outstanding for the six months ended June 30, 2019 and 2018, respectively.

First Six Months 2019 Results

Net revenues for the six months ended June 30, 2019, were $160.6 million, a decrease of 26.1% from $217.3 million in the prior year. The decrease was primarily attributable to revenue decreases in the Company’s Thailand, North Asia and Rest of World (ROW) regions. Net revenue in the Company’s Thailand region decreased by 17.9%, primarily due to the postponement of the delivery of products per the request of major clients. Revenues in the Company's North Asia region decreased by 30.7%, primarily due to negative impact of the trade war between the United States and China. Revenues in the Company's Rest of World ("ROW") region decreased by 35.0%, primarily due to intense competition. The Company's North Asia region includes China and Hong Kong; the Thailand region contains the operations and sales inside Thailand; the ROW region includes Singapore, Australia and the other markets where APWC has operations or sales outside of the Thailand region and North Asia region.

Operating profit for the six months ended June 30, 2019 decreased by 151.3% to $(3.5) million from $6.8 million in the same period last year. Operating margin decreased by 169.2%, declining from 3.1% in 2018 to (2.2)% in 2019. In the Thailand region, operating margin declined from 6.4% to (2.1)%, which was attributable primarily to the postponement of delivery of high margin products . In the North Asia region, operating margin decreased from 3.2% to 2.0%, primarily due to a decrease in sales as a result of the trade war. The ROW region’s operating loss margin increase in 2019 to (3.6)% from (0.4)% in the same period in 2018 was primarily due to the erosion of the margin because of the competition.

Selling, general and administrative expenses for the first six months of 2019 were $13.1 million, compared to $12.8 million reported in the first six months of 2018. Net loss attributable to APWC shareholders was $(1.7) million for the first six months of 2019, compared to net income of $1.8 million in the same period in 2018. The decrease in net income was primarily due to a decrease in revenue. The weighted average number of shares issued and outstanding was 13.82 million for the six months ended June 30, 2019 and 2018.

Financial Condition

APWC reported $49.1 million in cash and cash equivalents as of June 30, 2019, compared to $60.8 million as of December 31, 2018.

Current assets totaled $249.5 million as of June 30, 2019, compared to $254.1 million as of December 31, 2018. Working capital was $181.9 million as of June 30, 2019. Short term bank loans were $21.6 million at June 30, 2019, a decrease from $24.8 million at the end of 2018. The Company had no long-term debt outstanding at June 30, 2019. Shareholder's equity attributable to APWC was $152.0 million as of June 30, 2019, compared to $150.0 million as of December 31, 2018.

APWC reported $4.2 million in cash outflows from operations during the six months ended June 30, 2019, compared to cash generated from operations of $18.9 million in the corresponding period in 2018. The decrease in cash outflows from operations in 2019 was primarily attributable to increase in inventory. The Company reported $2.3 million in cash outflows from investing activities during the six months ended June 30, 2019, compared to $2.3 million in cash outflows in the same period of 2018. The cash used more for investing activities in the first six months of 2019 was attributable primarily to the purchases of property, plant and equipment in the Thailand region. APWC reported $7.1 million in cash outflows from financing activities during the first six months of 2019, compared to $8.0 million in cash outflows from financing activities in the same period of 2018. The decrease in cash outflows in the first six months of 2019 was primarily attributable to a decrease in the repayment of bank loans.

We encourage shareholders to visit the Company's website for further information (www.apwcc.com). Information on the Company's website or any other website does not constitute a portion of this release.

The Company would also like to remind shareholders that the Annual General Meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Asia Pacific Wire & Cable Corporation Limited (the “Company”) will be held at the executive offices of Fox Horan & Camerini, LLP, located at 885 Third Avenue, 17th Floor, New York, NY 10022, USA, on August 30, 2019 at 9:00 a.m. (New York time) / 9:00 p.m. (Taipei time).

Shareholders are encouraged to attend the Meeting. Shareholders not able to attend the meeting in person are invited to participate by conference telephone by dialing into the meeting on one of the following numbers:

Participant (U.S. Domestic) Toll Free Dial-In Number: 1 (866) 294-7501
Participant International Dial-In Number: 1 (769) 208-9271
Conference ID: 1589686

The Company will also give a presentation on business updates. If you wish to view our presentation, you may use the following link. The link will not be activated until 9 am on August 30th, 2019 New York time. Once the link is activated, you will be able to enter your name and email address to join.

PLEASE DO NOT USE THE SIGN IN BUTTON LOCATED ON THE TOP RIGHT CORNER OF THE PAGE YOU WILL BE DIRECTED TO WHEN YOU ACCESS WITH YOUR COMPUTER/LAPTOP

Please check our website for more instructions, you can also find the following link on our website

https://pewc.webex.com/pewc-tc/e.php?MTID=m01f46e7fdc959b8f1eb341f4690d101d

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in three principal business lines that consist of manufacturing and distributing of wire and cable products such as power cables and enameled wires, and providing project engineering services to certain customers. The Company manufactures and sells a wide variety of wire and cable products in primarily four general categories: telecommunications cables, power transmission cables, enameled wires, and electronic wires. In addition, the Company acts as a distributor of wire and cable products manufactured by PEWC and other third party suppliers in Singapore. The Company also offers project engineering services in the supply, delivery and installation(“SDI”) of medium and high voltage cables for power transmission projects in Singapore.

Safe Harbor Statement

This release contains certain "forward-looking statements" relating to the Company, its business, and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as "believes", "anticipates", "expects" or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Contact:
Investor Relations Contact:
Asia Alpha Investor Relations
Lisa A. Gray
Partner & Senior Account Manager
Phone: +1-212-989-9899
Email: lisa@asiaalphair.com

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
(Unaudited)
(Amounts in thousands of US Dollars, except share data)

	For the six months
	ended June 30,
	2019	2018
	(Unaudited)	(Unaudited)
Revenue	$160,602	$217,315
Cost of sales	(151,434)	(198,070)
Gross profit	9,168	19,245

Other operating income	572	377
Selling, general and administrative expenses	(13,131)	(12,812)
Other operating expenses	(83)	(38)
Operating (loss)/profit	(3,474)	6,772

Finance costs	(562)	(687)
Finance income	277	258
Share of loss of associates	(1)	(1)
Exchange gain	981	67
Other income	384	495
Other expense	(82)	-
Profit before tax	(2,477)	6,904
Income tax expense	163	(2,413)
(Loss)/Profit for the period	$(2,314)	$4,491

Attributable to:
Equity holders of the parent	$(1,723)	$1,848
Non-controlling interests	$(591)	$2,643
Basic and diluted earnings per share	$(0.12)	$0.13
Basic and diluted weighted average common shares outstanding	13,819,669	13,819,669

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited)
(Amounts in thousands of US Dollars)

	For the six months
	ended June 30,
	2019	2018
	(Unaudited)	(Unaudited)
(Loss)/Profit for the period	$(2,314)	$4,491
Other comprehensive (loss)/income
Other comprehensive income/(loss) to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations, net of tax of nil	7,123	(4,816)
	7,123	(4,816)
Other comprehensive income/(loss) not to be reclassified to profit or loss in subsequent periods:
Changes in the fair value of equity instruments measured at FVOCI	227	(288)
Income tax effect	(45)	58
	182	(230)
Re-measuring (loss)/income on defined benefit plans	(124)	32
Income tax effect	24	(6)
	(100)	26
Other comprehensive income/(loss) for the period , net of tax	7,205	(5,020)
Total comprehensive income/(loss) for the period, net of tax	4,891	(529)
Attributable to:
Equity holders of the parent	1,414	661
Non-controlling interests	3,477	(1,190)
	$4,891	$(529)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	As of June 30, 2019 (Unaudited)	As of December 31, 2018 (Audited)

Assets
Current assets
Cash and cash equivalents	$49,095	$60,778
Trade receivables	71,822	79,617
Other receivables	8,955	12,422
Contract assets	1,372	1,460
Due from related parties	12,711	12,061
Inventories	100,207	83,925
Prepayments	2,252	1,140
Other current assets	3,094	2,745
	249,508	254,148
Non-current assets
Financial assets at fair value through other comprehensive income	2,598	2,332
Property, plant and equipment	42,421	41,418
Right of use assets	3,564	-
Prepaid land lease payments	-	978
Investment properties	733	720
Intangible assets	142	157
Investments in associates	910	864
Deferred tax assets	4,890	3,919
Other non-current assets	2,029	1,262
	57,287	51,650
Total assets	$306,795	$305,798

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	As of June 30, 2019 (Unaudited)	As of December 31, 2018 (Audited)
Liabilities
Current liabilities
Interest-bearing loans and borrowings	$21,635	$24,814
Trade and other payables	22,330	21,127
Due to related parties	2,514	2,997
Financial liabilities at fair value through profit or loss	234	142
Accruals	13,156	14,197
Current tax liabilities	2,961	3,863
Employee benefit liabilities	1,774	1,282
Financial lease liabilities	421	44
Other current liabilities	2,554	3,272
	67,579	71,738
Non-current liabilities
Employee benefit liabilities	9,553	8,273
Financial lease liabilities	2,176	46
Deferred tax liabilities	3,543	3,925
	15,272	12,244
Total liabilities	82,851	83,982

Equity
Issued capital	138	138
Additional paid-in capital	110,376	110,376
Treasury shares	(38)	(38)
Retained earnings	53,293	55,016
Other components of equity	(11,736)	(15,464)
Equity attributable to equity holders of the parent	152,033	150,028
Non-controlling interests	71,911	71,788
Total equity	$223,944	$221,816
Total liabilities and equity	$306,795	$305,798

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands of U.S. Dollars)

	For the six months
	ended June 30,
	2019	2018
	(Unaudited)	(Unaudited)
Net cash (used in)/provided by operating activities	$(4,230)	$18,949

Net cash used in investing activities	(2,305)	(2,263)

Net cash used in financing activities	(7,126)	(8,035)

Effect of exchange rate	1,978	(2,305)

Net (decrease)/increase in cash and cash equivalents	(11,683)	6,346

Cash and cash equivalents at beginning of period	60,778	46,093

Cash and cash equivalents at end of period	$49,095	$52,439